UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Flowers Foods, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) at December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
June 5, 2015

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Investments, at fair value
Mutual funds	$398,750,228	$354,192,095
Flowers Foods, Inc. Common Stock Fund	54,901,146	61,903,227
Collective investment trust	48,634,765	38,517,569

Total investments, at fair value	502,286,139	454,612,891

Receivables
Employer contributions	464,008	426,272
Participant contributions	452,033	405,583
Notes receivable from participants	22,193,047	18,949,483
Receivable for merger from the Lepage Plan	—	18,963,040

Total receivables	23,109,088	38,744,378

Net assets reflecting investments, at fair value	525,395,227	493,357,269
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(898,872)	(497,226)

Net assets available for benefits	$524,496,355	$492,860,043

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2014

2014
Additions to net assets attributed to
Investment income:
Dividends	$15,580,903
Interest	818,437
Net appreciation in fair value of investments	7,384,426

Total investment income	23,783,766

Interest income on notes receivable from participants	998,028

Contributions:
Employer	25,383,365
Participants	25,320,053
Rollovers	1,826,996

Total contributions	52,530,414

Total additions	77,312,208

Deductions from net assets attributed to
Benefit payments	(45,617,936)
Administrative expenses	(57,960)

Total deductions	(45,675,896)

Net increase in net assets	31,636,312
Net assets available for benefits at beginning of year	492,860,043

Net assets available for benefits at end of year	$524,496,355

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Putnam Fiduciary Trust Company (“Putnam”) is the trustee and record-keeper of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s available pay, up to the IRS maximum amount of $17,500 in 2014. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to 6% of pay. Also, the Company makes a basic contribution, as described in the Plan, whether or not the employee makes employee contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make $5,500 of catch-up contributions in 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2014. The interest rates ranged from 4.25% to 11.5% for outstanding participant loans as of December 31, 2013. The applicable rate for any loans issued on December 31, 2014 was 5.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. Fees paid to the trustee were $52,360 and $42,415 for the years ended December 31, 2014 and December 31, 2013, respectively. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less. Balances in excess of $5,000 can remain in the plan until the participant reaches the required minimum distribution age of 70 1/2. Once a terminated vested participant reaches age 70 1/2, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained age 70 1/2.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On December 15, 2014, the Plan was amended and restated to incorporate all prior amendments, effective as of January 1, 2014. The amendment and restatement did not have an impact on any other provisions of the Plan.

4.	Accounting Pronouncements Not Yet Adopted

In August 2014, the Financial Accounting Standards Board (the “FASB”) issued guidance related to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards and to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Earlier application is permitted. Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.

In May 2015, the FASB issued guidance related to measuring the fair value of certain investments using the net asset value per share of the investment. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for the annual period beginning after December 15, 2016, and for annual periods thereafter. Earlier application is permitted. Plan management does not believe this guidance will have a significant impact on the Plan’s financial statements.

5.	Investments

The following table presents investments that represent 5% or more of the Plan’s Net Assets Available for Benefits at December 31, 2014 and 2013:

	December 31,
	2014	2013
Dodge & Cox Stock Fund; 476,614 and 465,616 shares, respectively	$86,238,609	$78,628,546
^ Western Asset Core Plus Bond; 6,031,706 and 0 shares, respectively	70,209,059	—
^ Pimco Total Return Fund; 0 and 5,923,506 shares, respectively	—	63,322,278
* George Putnam Balanced R5; 4,068,916 and 3,729,582 shares, respectively	68,927,445	57,733,926
* Harbor Capital Appreciation Adm; 1,175,850 and 1,103,037 shares, respectively	68,140,534	61,494,305
+ Flowers Foods, Inc. Common Stock Fund; 2,802,509 and 2,827,923 shares, respectively	54,901,146	61,903,227
Putnam Stable Value Fund, at contract value; 47,735,893 and 38,020,343 shares, respectively	47,735,893	38,020,343
* American Europacific Gr R5 Fund; 775,230 and 683,048 shares, respectively	36,466,807	33,517,165
Vanguard Institutional Index Fund; 192,482 and 160,844 shares, respectively	36,315,505	27,227,651

^	The Pimco Total Return Fund was replaced by the Western Asset Core Plus Bond Fund investment during 2014.
*	Represents a change in funds due to a change in the investment classification; the shares were invested in a different class of the same fund.
+	Includes 1,121,004 and 1,187,723 shares of the Federated Government Obligation Fund valued at $1,121,004 and $1,187,723 on December 31, 2014 and December 31, 2013, respectively.

Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2014 was as follows:

Flowers Foods, Inc. Common Stock Fund	$(6,518,138)

Mutual funds:
Growth objective	1,835,222
Asset allocation objective	(622,456)
Value objective	11,168,361
Income objective	1,508,398
Capital Preservation	13,039

Mutual funds	13,902,564

Total	$7,384,426

6.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2014 and December 31, 2013 as shown in the following table:

	2014	2013
Number of common shares held	2,802,509	2,827,923
Market value of common shares held (at $19.19 per common share)	$53,780,142	$60,715,504
Common shares as a percentage of the fair value of the Plan’s total investments	10.71%	13.36%
Common shares as a percentage of Flowers Foods, Inc.	1.34%	1.36%
Cash held in Federated Government Obligation Fund	$1,121,004	$1,187,723

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2014 there were approximately 2,802,509 units outstanding with a market value of approximately $19.59 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2013 there were approximately 2,827,923 units outstanding with a market value of approximately $21.89 per unit related to the Flowers Foods, Inc. Common Stock Fund.

7.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any cash held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2014 and 2013:

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$81,102,350	$—	$—	$81,102,350
Asset allocation objective	92,272,766	—	—	92,272,766
Value objective	155,166,053	—	—	155,166,053
Income objective	70,209,059	—	—	70,209,059

Total mutual funds	398,750,228	—	—	398,750,228

Flowers Foods, Inc. Common Stock Fund (1)	54,901,146	—	—	54,901,146

Collective investment trust
Capital preservation	—	48,634,765	—	48,634,765

Total collective investment trust	—	48,634,765	—	48,634,765

Total investments at fair value	$453,651,374	$48,634,765	$—	$502,286,139

	Fair Value Measurements at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$74,139,502	$—	$—	$74,139,502
Asset allocation objective	80,367,843	—	—	80,367,843
Value objective	136,362,472	—	—	136,362,472
Income objective	63,322,278	—	—	63,322,278

Total mutual funds	354,192,095	—	—	354,192,095

Flowers Foods, Inc. Common Stock Fund (1)	61,903,227	—	—	61,903,227

Collective investment trust
Capital preservation	—	38,517,569	—	38,517,569

Total collective investment trust	—	38,517,569	—	38,517,569

Total investments at fair value	$416,095,322	$38,517,569	$—	$454,612,891

(1)	Includes 1,121,004 and 1,187,723 shares of the Federated Government Obligation Fund valued at $1,121,004 and 1,187,723 on December 31, 2014 and December 31, 2013, respectively.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

As of December 31, 2014

Name	Fair Value	Contract Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	48,634,765	47,735,893	N/A	Daily	7-30 days

As of December 31, 2013

Name	Fair Value	Contract Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	38,517,569	38,020,343	N/A	Daily	7-30 days

8.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Putnam, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2014 and 2013, the Plan held 2,802,509 shares and 2,827,923 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $54,901,146 and $61,903,227, respectively. There were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $7,298,153 and $7,782,096, respectively, during 2014 and 2013. Putnam is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Income from the Flowers Foods, Inc. Common Stock Fund was $1,378,695 and $1,266,811, respectively, during 2014 and 2013. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Putnam qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $52,360 and $42,415 for the years ended December 31, 2014 and December 31, 2013, respectively. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. There were purchases and sales of the Putnam Stable Value Fund of $22,182,667 and $12,508,794, respectively.

9.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

10.	Forfeitures

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $125,962 and $97,324, respectively. These accounts will be used to reduce future Company contributions. Also, during 2014 Company contributions were reduced by $607,480 from forfeited nonvested accounts.

11.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

12.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

13.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the events discussed below.

As noted in footnote 1, Putnam Fiduciary Trust Company was the trustee of the Plan during 2014 and 2013. On January 1, 2015, Great-West Trust Company, LLC was appointed as trustee of the assets of the Plan.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c)Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 47,735,893 shares		$47,735,893

	Dodge & Cox Stock Fund	Mutual Fund; 476,614 shares		86,238,609
	Western Asset Core Plus Bond	Mutual Fund; 6,031,706 shares		70,209,059
	George Putnam Balanced R5	Mutual Fund; 4,068,916 shares		68,927,445
*	Harbor Capital Appreciation ADM	Mutual Fund; 1,175,850 shares		68,140,534
	American Europacific Growth Fund	Mutual Fund; 775,230 shares		36,466,807
	Vanguard Institutional Index Fund	Mutual Fund; 192,482 shares		36,315,505
	Columbia Acorn Fund	Mutual Fund; 598,785 shares		19,490,454
	William Blair Small Cap Value I	Mutual Fund; 713,364 shares		12,961,815

				398,750,228

*	Flowers Foods, Inc. Common Stock Fund	Common Stock Fund; 2,802,509 shares		53,780,142
*	Flowers Foods, Inc. Common Stock Fund	Federated Government Obligation Fund; 1,121,004 shares		1,121,004

*	Notes receivable from participants	Notes, with interest rates between 3.25% and 11.50%; maturity ranges from January 2015 to December 2029		22,193,047

				$523,580,314

*	Parties-in-Interest (See Note 8)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 5, 2015	By:	/s/ Karen Hickey
Karen Hickey
Chair, Plan Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP